Exhibit 99.2

Notice of Extraordinary General Meeting of Shareholders of Kaspi.kz

The Board of Directors of JSC Kaspi.kz (Nasdaq: KSPI) hereby announces the Extraordinary General Meeting of Shareholders of JSC Kaspi.kz will be held on 21 August 2024 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

If a quorum is not met, a repeated General Meeting of Shareholders will be held on 22 August 2024 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

Agenda of the Extraordinary General Meeting of Shareholders:

1.
Approval of the agenda;
2.
Payment of dividends on common shares of JSC Kaspi.kz and approval of the amount of dividend per common share;
3.
Appointment of the external auditor to audit JSC Kaspi.kz’s financial statements.

The Board of Directors recommends renewing the appointment of Deloitte LLP for a further 12 months. Following appointment of the external auditor at the Extraordinary General Meeting of Shareholders, remuneration of the auditor will be approved by the Board of Directors as required by the Laws of Kazakhstan.

The list of shareholders entitled to participate in the Extraordinary General Meeting of Shareholders will be determined based on the shareholder register of JSC Kaspi.kz as at 22 July 2024.

The Board of Directors recommends 850 KZT dividend per common share for approval by the shareholders.

The proposed record date of shareholders list for dividends payable to holders of JSC Kaspi.kz’s common shares is 20 August 2024.

The expected dividend record date for holders of JSC Kaspi.kz’s American Depositary Shares (“ADSs”) is 22 August 2024.

For further information

David Ferguson, david.ferguson@kaspi.kz

+44 7427 751 275